Exhibit 1

Consolidated Financial Statements

Grown Rogue International Inc.

As at and For the Years Ended October 31, 2019 and 2018

(Expressed in United States Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Grown Rogue International Inc.

Opinion

We have audited the consolidated financial statements of Grown Rogue International Inc. (the “Company”), which comprise the consolidated statement of financial position as at October 31, 2019, and the consolidated statements of loss and comprehensive loss, changes in equity holders’ deficit and cash flow for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2019, and its financial performance and its cash flow for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the financial statements, which describes events or conditions that indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The financial statements of the Company for the years ended October 31, 2018 and 2017 were audited by another auditor who expressed an unmodified opinion on those statements on February 28, 2019.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is David Goertz.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC

March 19, 2020

Grown Rogue International Inc.

Consolidated Statements of Financial Position

Expressed in United States Dollars

	October 31,	October 31,
As at	2019	2018

Assets
Current Assets
Cash	$74,926	$826,643
Accounts receivable (note 23)	99,188	252,908
Other receivable	35,235	52,843
Biological assets (note 5)	156,589	149,617
Inventory (note 6)	940,715	1,380,101
Prepaid expenses	126,309	207,582
	1,432,962	2,869,694
Property and equipment (note 7)	1,464,917	1,575,921
Intangible assets	34,597	64,974
Deferred transaction costs (note 2)	-	855,679
	$2,932,476	$5,366,268

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,526,855	$2,382,694
Finance leases payable (note 9)	129,876	99,134
Convertible promissory notes (note 11)	-	265,277
Convertible debentures (note 12)	1,995,609	-
Due to employee/director (note 22)	-	104,000
Current portion of long-term debt (note 10)	150,000	-
Unearned Revenue	35,000	-
Interest payable (note 10, 11, and 12)	55,829	470,134
Derivative liabilities (note 12)	249,320	-
	4,142,489	3,321,239

Accrued liabilities (note 8)	180,799	-
Finance leases payable (note 9)	12,329	97,680
Convertible promissory notes (note 11)	-	1,034,099
Convertible debentures (note 12)	-	931,099
Long-term debt (note 10)	-	50,000
Deferred rent	24,505	31,256
Derivative liabilities (note 11)	-	148,500
	4,360,122	5,613,873

Equity Holder’s Deficit
Members’ capital (note 13)	-	4,701,773
Share capital (note 14)	12,647,930	-
Shares to be issued (note 16)	5,136	720,516
Equity component of convertible debentures (note 12)	-	132,000
Contributed surplus	2,890,435	2,010,489
Accumulated other comprehensive income	121,920	-
Accumulated deficit	(17,112,605)	(7,812,383)
Equity attributable to shareholders of the Company	(1,447,184)	(247,605)
Non-controlling interest (note 29)	19,538	-
	(1,427,646)	(247,605)
	$2,932,476	$5,366,268

Going Concern (Note 1)

Commitments (Note 26)

Subsequent Events (Note 30)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Loss and Comprehensive Loss

Expressed in United States Dollars

Year ended October 31,

	2019	2018	2017

Revenue	$3,924,983	$1,932,128	$156,066

Cost of finished cannabis inventory sold (note 6)	(2,935,934)	(1,889,229)	(151,663)
Gross profit, excluding fair value items	989,049	42,899	4,403

Realized fair value amounts included in inventory sold	(622,804)	(997,744)	-
Unrealized fair value gain on growth of biological assets (note 5)	486,354	541,352	985,515

Gross profit (loss)	852,599	(413,493)	989,918

Expenses
Accretion expense (notes 11 and 12)	153,195	317,827	33,191
Amortization of intangible assets	31,373	18,762	-
Amortization of property and equipment (note 7)	63,295	460,046	45,926
General and administrative (note 22 and 24)	4,660,675	2,707,886	1,049,655
Equity based compensation (note 13 and 19)	113,227	1,049,595	-
Transaction costs (note 2)	3,453,790	-	-
	8,475,555	4,554,116	1,128,772
Loss from operations	(7,622,956)	(4,967,609)	(138,854)

Interest expense (note 10, 11, and 12)	(245,549)	(965,285)	(163,543)
Other income	16,733	-	-
Finance charge expense (note 14)	-	(1,510,489)	-
Gain/(Loss) on derecognition of derivative liability (note 11)	39,500	(57,500)	-
Loss on disposal of property and equipment	(70,403)	(9,103)	-
Acquisition costs (note 27)	(126,202)	-	-
Impairment of technology license (note 13)	(1,574,761)	-	-
Debt issuance costs (note 12)	(10,165)	-	-
Change in fair value of derivative liability (note 12)	121,811	-	-
Loss on debt settlement (note 14)	(4,942)	-	-

Net Loss	(9,476,934)	(7,509,986)	(302,397)

Other Comprehensive Income
Currency translation adjustment	121,920	-	-

Comprehensive Loss	$(9,355,014)	$(7,509,986)	$(302,397)

Loss per Share - basic and diluted	$(0.13)	$(0.22)	$(0.01)
Weighted Average Number of Common Shares Outstanding - basic and diluted	70,928,833	33,437,503	22,432,446

Net Loss Attributable to:
Non-controlling Interest	$(176,712)	$-	$-
Equity shareholders of the Company	(9,300,222)	(7,509,986)	(302,397)
	$(9,476,934)	$(7,509,986)	$(302,397)

Comprehensive Loss Attributable to:
Non-controlling Interest	$(176,712)	$-	$-
Equity shareholders of the company	(9,178,302)	(7,509,986)	(302,397)
	$(9,355,014)	$(7,509,986)	$(302,397)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

				Seed			Equity
	Number of			Round	Total		Component			Total Equity
	Common	Common	Incentive	Preferred	Members’	Shares to be	of Convertible	Contributed	Accumulated	Holders’
	Shares	Units	Units	Units	Capital	issued	Debentures	Surplus	Deficit	Deficit
Balance – October 31, 2016	-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Common units issued for cash	22,432,446	100	-	-	100	-	-	-	-	100
Net loss			-	-		-	-	-	(302,397)	(302,297)
Balance - October 31, 2017	22,432,446	100	-	-	100	-	-	-	(302,397)	(302,297)
Common units issued pursuant to conversion of notes payable	9,159,871	2,152,134	-	-	2,152,134	-	-	-	-	2,152,134
Seed Round Preferred Units issued for cash	4,007,236	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash	925,000	225,000	-	-	225,000	-	-	-	-	225,000
Common units issued to service providers	4,182,320	1,049,595	-	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted	-	-	-	-	-	-	-	1,510,489	-	1,510,489
Unit purchase option purchased	-	-	-	-	-	-	-	500,000	-	500,000
Issuance of convertible debentures	-	-	-	-	-	-	132,000	-	-	132,000
Subscription proceeds	-	-	-	-	-	720,516	-	-	-	720,516
Issuance costs	-	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-	-	-	-	-	(7,509,986)	(7,509,986)
Balance - October 31, 2018	40,706,873	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$(247,605)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Changes in Equity Holders’ Deficit

Expressed in United States Dollars

							Equity
				Seed			Component					Total
	Number of			Round	Total		of		Currency		Non-Contro	Equity
	Common	Share	Common	Preferred	Members’	Subscriptions	Convertible	Contributed	Translation	Accumulated	lling	Holders’
	Shares	Capital	Units	Units	Capital	Payable	Debentures	Surplus	Reserve	Deficit	Interest	Deficit
Balance - October 31, 2018	40,706,873	$-	$3,426,829	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$-	$(7,812,383)	$-	$(247,605)
Common units issued pursuant to conversion of notes payable	5,465,877	-	1,451,400	-	1,451,400	-	-	-	-	-	-	1,451,400
Common units issued pursuant to technology license agreement	6,600,000	-	1,574,761	-	1,574,761	-	-	-	-	-	-	1,574,761
Common units issued pursuant to exercise of purchase option	4,202,429	-	1,218,784	-	1,218,784	-	-	(1,218,784)	-	-	-	-
Subscription receipts	-	-	-	-	-	554,000	-	-	-	-	-	554,000
Common units issued pursuant to subscription receipts	3,771,023	-	913,698	-	913,698	(1,274,516)	-	360,818	-	-	-	-
Exchange of Units for common shares pursuant to the Transaction	-	9,860,416	(8,585,472)	(1,274,944)	(9,860,416)	-	-	-	-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction	3,773,689	900,403	-	-	-	-	-	-	-	-	-	900,403
Common shares issued to former debt holders of the Company	839,790	200,651	-	-	-	-	-	79,237	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada	100,000	23,860	-	-	-	-	-	-	-	-	-	23,860
Common shares issued pursuant to subscription receipts	6,193,917	1,479,947	-	-	-	-	-	584,430	-	-	-	2,064,377
Fair value of broker warrants	-	(50,508)	-	-	-	-	-	50,508	-	-	-	-
Issuance costs	-	(143,786)	-	-	-	-	-	(56,781)	-	-	-	(200,567)
Fair value of Grown Rogue Canada replacement warrants	-	-	-	-	-	-	-	893,646	-	-	-	893,646
Debt settlements	-	-	-	-	-	5,136	-	-	-	-	-	5,136
Common shares issued for services	1,035,500	255,360	-	-	-	-	-	-	-	-	-	255,360
Common shares issued for debt	530,818	121,587	-	-	-	-	-	-	-	-	-	121,587
Stock based compensation expenses	-	-	-	-	-	-	-	112,080	-	-	-	112,080
Issuance of common share purchase warrants	-	-	-	-	-	-	-	74,792	-	-	-	74,792
Derivative Liability	-	-	-	-	-	-	(132,000)	-	-	-	-	(132,000)
Currency Translation Adjustment	-	-	-	-	-	-	-	-	121,920	-	-	121,920
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	196,250	196,250
Net loss	-	-	-	-	-	-	-	-	-	(9,300,222)	(176,712)	(9,476,934)
Balance - October 31, 2019	73,219,916	$12,647,930	$-	$-	$-	$5,136	$-	$2,890,435	$121,920	$(17,112,605)	$19,538	$(1,427,646)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Consolidated Statements of Cash Flow

Expressed in United States Dollars

Year ended October 31,

	2019	2018	2017
Cash provided by (used in)
Operating Activities
Net loss	$(9,476,934)	$(7,509,986)	$(302,397)
Adjustments for non-cash items in net loss
Amortization of property and equipment	63,295	460,046	45,926
Amortization of intangible assets	31,373	18,762	-
Unrealized gain on changes in fair value of biological assets	(486,354)	(541,352)	(985,515)
Equity based compensation	113,227	1,049,595	-
Services paid in shares or membership units	322,985
Amortization of debt issuance costs	64,914	-	1,151
Change in fair value of derivative liability	(121,811)	-	-
Accretion expense	153,195	317,827	33,191
Finance charge expense	-	1,510,489	-
Loss on disposal of property and equipment	70,403	9,103	-
Transaction costs	3,453,790	-	-
Services settled by issuance of long-term debt	-	26,487	-
(Gain)/Loss on recognition of derivative liability	(39,500)	57,500	-
Acquisition costs	126,202	-	-
Impairment of technology license	1,574,761	-	-
Bad debt expense	54,892	-	-
Effects of foreign exchange	153,003	-	-
Loss on debt settlement	4,509	-	-
	(3,938,050)	(4,601,529)	(1,207,644)
Changes in non-cash balances related to operations (note 20)	511,214	2,251,172	511,136
Net cash used in operating activities	(3,426,836)	(2,350,357)	(696,508)

Investing Activities
Purchase of intangible assets	(996)	(44,363)	(39,373)
Purchase of property and equipment	(216,088)	(1,055,874)	(724,807)
Payment upon execution of Letter of Intent	(50,000)	-	-
Cash acquired upon close of Transaction	5,875	-	-
Net cash used in investing activities	(261,209)	(1,100,237)	(764,180)
Financing Activities
Members’ contributions	-	1,525,345	-
Subscription receivable	-	720,516	-
Option proceeds	-	500,000	-
Proceeds from long-term debt	100,000	2,649,253	1,931,755
Repayment of long-term debt	(250,145)	(578,250)	(17,868)
Proceeds of subscription receipts	2,514,377	-	-
Convertible debenture proceeds	1,105,126	-	-
Proceeds of finance lease	-	-	-
Payment of finance lease	(117,125)	-	-
Payment of equity and debenture issuance costs	(200,567)	(25,401)	-
Payment of debt issuance costs	(47,975)	(111,746)	-
Deferred Transaction costs	(167,363)	(855,679)	-
Net cash provided by financing activities	2,936,328	3,824,038	1,913,887

Change in cash	(751,717)	373,444	453,199
Cash - beginning of period	826,643	453,199	-
Cash - end of period	$74,926	$826,643	$453,199

Supplemental cash flow disclosure (note 21)

The accompanying notes form an integral part of these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

1.	Nature of Operations and Going Concern

Grown Rogue International Inc. (the “Company”), formerly “Novicius Corp.”, was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (the “Company”). The Company’s registered office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. The Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the symbol GRIN.

These consolidated financial statements for the years ended October 31, 2019 and 2018, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has 60% ownership interests in GRD Cali, LLC and Idalia, LLC.

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

These consolidated financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the year ended October 31, 2019, the Company incurred a net loss of $9,476,934 (2018 - $7,509,986) and as of that date, the Company’s deficit was $17,112,605 (2018 - $7,812,383). As at October 31, 2019, the Company had a working capital deficit of $2,709,527 (2018 - $451,545). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction on November 15, 2018, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. Since GR Unlimited is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of GR Unlimited up to the date of the Transaction.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.315 per share	$900,403
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,504,510

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of shares of the combined entity that are held by the existing shareholders of the Company. The fair value of the consideration was based on the private placement transactions entered into by GR Unlimited.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

2.	Business Acquisition (continued)

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (note 15vii)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221.

3.	Basis of Presentation

a)	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on March 19, 2020.

b)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

3.	Basis of Presentation (continued)

c)	Functional and Presentation Currency (continued)

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

d)	Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All inter-company balances and transactions have been eliminated upon consolidation.

4.	Significant Accounting Policies and Significant Judgements

a)	Revenue

Revenue from the sale of cannabis is recognized when the Company transfers control of the good to the customer. Control of the product transfers at a point in time either upon shipment to or receipt by the customer, depending on the contractual terms. The Company recognizes revenue in an amount that reflects the consideration that the Company expects to receive taking into account any variation that may result from rights of return. The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 in the year ended October 31, 2019.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest, which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of goods sold

Cost of goods sold includes the cost of finished goods inventory sold during the year, as well as inventory write-downs during the year.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

d)	Biological assets

The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate year.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at October 31, 2019, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, as the assets were not available for use as intended by management as at October 31, 2019, amortization expense was not recorded.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

g)	Property and Equipment (continued)

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10 years on a straight line basis
Computer and office equipment	3 - 5 years on a straight line basis
Production equipment and other	5 - 10 years on a straight line basis
Leasehold improvements	15 - 40 months on a straight line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

h)	Leased Assets

Leases are classified as finance leases whenever substantially all the risks and rewards of ownership of the leased asset are transferred to the Company. Leased assets are measured initially at an amount equal to the lower of fair value and present value of minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to the asset.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of loss and comprehensive loss on a straight line basis over the period of the lease.

i)	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

j)	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

k)	Deferred transaction costs

Deferred transaction costs represents professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

l)	Unit/ Share Based Compensation

Unit/ Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black-Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit / share.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of members’ equity are netted against the proceeds received net of tax. Costs related to the issuance of members’ equity and incurred prior to issuance are recorded as deferred members’ equity issuance costs and subsequently netted against proceeds when they are received.

m)	Member’s Capital

Member’s capital consists of common units, which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

n)	Income Taxes

No provision for federal or state income taxes is included in the Company’s consolidated financial statements because the tax effects of GR Unlimited’s income or loss for the period from inception to December 31, 2017 were passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. Following the Transaction, GR Unlimited also elected to be taxed as a corporation. As such, these three entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

o)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based and share-based compensation, the inputs and valuation methodologies used to estimate the fair value of derivative liabilities and the inputs used in the estimate of the fair value of the unit purchase options and warrants issued. In calculating the value of biological assets and inventory, the Company’s management is required to make a number of estimates including the following: the stage of growth of cannabis compared to point of harvest; yield of saleable flower produced at harvest date; and selling price at harvest date. In calculating inventory values, management is required to determine an estimate of the obsolete inventory and compare the inventory cost to estimated net realizable value.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The classification is based on two criteria: the Company’s business objectives for managing the assets; and whether the financial instruments’ contractual cash flows represent “solely payments of principal and interest” on the principal amount outstanding (the “SPPI test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date. Financial liabilities are classified in a similar manner as under IAS 39.

The assessment of the Company’s business models for managing its financial assets was made as of the date of initial application of November 1, 2018 or on initial recognition. The assessment of whether contractual cash flows on debt investments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

i) Classification and measurement of financial assets and financial liabilities

Financial assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

Financial assets (continued)

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

i.	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income is recognized as Other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

ii.	Fair value through other comprehensive income (“FVOCI”) – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument-by-instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from Other comprehensive income (“OCI”) directly to Deficit.

iii.	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

i.	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

ii.	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9
Accounts receivable, net	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost
Finance lease payable	Other liabilities at amortized cost	Amortized cost
Convertible promissory notes	Other liabilities at amortized cost	Amortized cost
Long-term debt	Other liabilities at amortized cost	Amortized cost
Interest payable	Other liabilities at amortized cost	Amortized cost
Convertible debentures	Other liabilities at amortized cost	Amortized cost
Due to employee/ director	Other liabilities at amortized cost	Amortized cost
Derivative liabilities	FVTPL	FVTPL

ii)	Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies and Significant Judgements (continued)

p)	Newly Adopted Accounting Policies (continued)

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
●	share-based payment transactions with a net settlement feature for withholding tax obligations; and
●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. Adoption of IFRS 15 as of November 1, 2018 did not have an impact on the Company’s financial statements.

q)	Future Accounting Pronouncements

IFRS 16 Leases (“Leases”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 will be effective for the Company’s year ended October 31, 2020. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

5.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at October 31, 2019 and October 31, 2018 are as follows:

Balance - October 31, 2017	$10,436
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)
Balance - October 31, 2018	149,617
Add: Purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)
Balance - October 31, 2019	$156,589

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest

●	Estimated selling price per Kg

●	Expected yield from the cannabis plants

●	Estimated stage of growth – The Company applied a weighted average number of days out of the 60 day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy. The following table quantifies each significant unobservable input and provides the impact of a 20% increase or decrease that each input would have on the fair value of biological assets:

	October 31, 2019	October 31, 2018	Impact of 20% change – October 31, 2019	Impact of 20% change - October 31, 2018
Estimated selling price per lb	$840	$591	$37,747	$39,702
Estimated stage of growth	60%	72%	$30,970	$31,658
Estimated flower yield per harvest (lb)	263	278	$30,970	$31,358

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

6.	Inventory

As at October 31, 2019, the Company’s inventory consists raw materials $27,860 (2018 - $46,802), work in progress of $819,675 (2018- $ 823,730) and finished goods of $93,180 (2018 - $ 509,569).

Balance - October 31, 2018	$1,380,101

Balance - October 31, 2019	$940,715

The cost of inventories included as an expense and included in cost of goods sold, for the year ended October 31, 2019 was $2,935,934 (2018 - $1,889,229).

7.	Property and Equipment

	Furniture and	Computer and Office	Production Equipment	Construction in Progress -	Leasehold
	Fixtures	Equipment	and Other	Warehouse	Improvements	Total
Cost
Balance - October 31, 2017	$750	$2,230	$169,403	$536,008	$326,731	$1,035,122
Additions	-	73,653	199,827	772,746	740,994	1,787,220
Disposals	(750)	-	(12,115)	(730,596)	-	(743,461)
Balance - October 31, 2018	-	75,883	357,115	578,158	1,067,725	2,078,881
Additions	-	50,481	86,483	17,308	242,745	397,017
Disposals	-	(70,403)	-	(118,683)	-	(189,086)
Balance - October 31, 2019	$-	$55,961	$443,598	$476,783	$1,310,470	$2,286,812

Accumulated Amortization
Balance - October 31, 2017	$6	$145	$13,133	$-	$32,642	$45,926
Transfers	(6)	-	-	-	6	-
Amortization	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	-	1,907	71,157	-	429,896	502,960

Amortization	-	17,794	61,322	-	239,819	318,935
Balance - October 31, 2019	$-	$19,701	$132,479	$-	$669,715	$821,895

Net Book Value
As at October 31, 2018	$-	$73,976	$285,958	$578,158	$637,829	$1,575,921
As at October 31, 2019	$-	$36,260	$311,119	$476,783	$640,755	$1,464,917

At October 31, 2019, $129,202 in amortization costs were included in cost of sales, $18,365 in amortization costs were included in biological assets, and $108,073 in amortization costs were included in inventory.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

8.	Accrued Liabilities

During the year ended October 31, 2019, the Company entered into an agreement with a vendor to defer payment of $180,799 beyond one year from October 31, 2019.

9.	Finance Leases Payable

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

iii)	Effective February 20, 2019, the Company entered into an agreement with a third party to lease equipment at a cost $62,516 over a twenty-four month period for monthly payments of $3,220. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at October 31, 2019, the related lease liabilities are payable as follow:

	Future minimum lease payments	Interest	Total
Less than one year	$129,876	$14,535	$144,411
Between one and five years	12,329	551	12,880
	$142,205	$15,086	$157,291

As at October 31, 2019, the net book value of the growing equipment under finance lease is $187,886.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

10.	Long-term Debt

Transactions related to GR Unlimited’s unsecured promissory notes during the year ended October 31, 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2018	$50,000	$50,000	$10,444
60% - October 2, 2019 (iii)	50,000	50,000	-
60% - October 17, 2019 (iv)	50,000	50,000	-
Interest expense on long-term debt	-	-	9,535
Debt repayments	-	-	(12,000)
Balance - October 31, 2019	150,000	150,000	7,979
Less: current portion	150,000	150,000	7,979
Balance - October 31, 2019, net of current portion	$-	$-	$-

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2017	$552,173	$552,173	$14,860
Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (note 11)	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)	-
Balance - October 31, 2018	50,000	50,000	10,444
Less: current portion	-	-	10,444
Balance - October 31, 2018, net of current portion	$50,000	$50,000	$-

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at October 31, 2019, accrued interest of $4,444 (October 31, 2018 - $10,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the period ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 11 (iii)).

iii)	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. As at October 31, 2019, accrued interest of $2,384 was incurred. This amount is owed to a director and officer of the Company.

iv)	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. As at October 31, 2019, accrued interest of $1,151 was incurred. This amount is owed to a key member of management.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the year ended October 31, 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775
Amortization of deferred financing costs	22,106	23,759	-
Interest expense on long-term debt	-	-	2,154
Interest accretion	-	5,502	-
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)

Balance - October 31, 2019	-	-	40,000

Less: current portion	-	-	40,000

Balance - net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

Transactions related to GR Unlimited’s convertible promissory notes during the period ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118

50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	3,425,891	3,302,082	140,118

Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)

Balance - October 31, 2018	1,343,171	1,299,376	454,775

Less: current portion	265,277	265,277	454,775

Balance - net of current portion	$1,077,894	$1,034,099	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

During the period ended October 31, 2018, the Company issued the following unsecured convertible promissory notes:

i)	Effective November 7, 2017, GR Unlimited entered into an agreement with the Company’s Marketing Consultant (the “Consultant”) whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of April 30, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $300,000 was converted into 285.70 common units of GR Unlimited (1,585,714 common shares of the Company) as described in note 13(viii).

ii)	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a Public Event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the Public Event at an annual rate of 0% following the initial period. A Public Event means a transaction or other action that causes GR Unlimited’s membership units or securities for which such membership units are exchanged or substituted, to become publicly traded on a United States or Canadian stock exchange through which GR Unlimited (or its publicly held parent entity) raises aggregate proceeds net of any costs of not less than $5,000,000 (excluding these convertible promissory notes and the principal and accrued interest under any other promissory notes that are convertible into equity securities of GR Unlimited.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

ii)	(continued)

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority of the Purchasers.

If at any time prior to the maturity of the notes a qualified equity financing occurs, each Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

ii)	(continued)

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above).

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

iii)	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833 to the holder beginning on January 15, 2018. As at October 31, 2018, none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with when the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

iii)	(continued)

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of GR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

If GR Unlimited consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor to GR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the year ended October 31, 2019, the principle of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in note 13 (xiii).

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principle of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in note 13(xii).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil. On June 15, 2018, the principle of $100,000 and unpaid interest of $20,465 were converted into 115 common units of GR Unlimited (557,151 common shares of the Company) as described in note 13(x).

vi)	Effective June 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible non-negotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. A balloon interest payment of $30,000 is due to the Holder on June 1, 2018. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder.

In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $637,775 and unpaid interest of $146,157 were converted into 922.70 common units of GR Unlimited (4,350,823 common shares of the Company) as described in note 13(vii).

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $7,406 of accrued and unpaid interest was converted into 52.06 common units of GR Unlimited (198,214 common shares of the Company) as described in note 13(xiv). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

During the year ended October 31, 2019, the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of the GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principle of $100,000 and unpaid interest of $50,000 were converted into 89.8 common units of GR Unlimited (462,500 common shares of the Company) as described in note 13(v).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder’s option and b) the occurrence of a change of control of the GR Unlimited. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of GR Unlimited (385,417 common shares of the Company) as described in note 13(iv).

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

x)	Effective October 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory notes for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The notes, which include any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the notes; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The notes do not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of GR Unlimited (1,644,188 common shares of the Company) as described in note 13(vi).

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $10,274 was incurred.

The fair value of the conversion option was estimated as $8,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.41%
Expected life	0.92 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

11.	Convertible Promissory Notes (continued)

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As the maturity date, October 31, 2017, the maturity date was extended by 6 months and fully matured on April 30, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000. As at October 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited (174,079 common shares of the Company) as described in note 13(iii).

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

12.	Convertible Debentures

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2018	$1,029,314	$931,099	$7,758
Issued during the period	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)
Effects of foreign exchange	27,931	27,931	-
Balance - October 31, 2019	2,179,056	1,995,609	7,850
Less: current portion	2,179,056	1,995,609	7,850
Balance - net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

12.	Convertible Debentures (continued)

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2018, include the following:

	Face	Carrying	Interest
	value	amount	payable
Balance - October 31, 2016 and 2017	$-	$-	$-
Issued during the year	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest accretion	-	33,785	-
Less: issuance costs	(111,746)	(111,746)	-
Balance - October 31, 2018	1,029,314	931,099	7,758
Less: current portion	-	-	7,758
Balance - net of current portion	$1,029,314	$931,099	$-

(i)	During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature on August 10, 2020. The debentures will be secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures can be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures are outstanding, the Company issues securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures will be reduced to such lower price per security. If within 90 days of the issuance of the convertible debentures, the Company fails to complete a Qualified Financing of not less than CAD$1,000,000, the conversion price of the convertible debentures will be adjusted to CAD$0.30. If any common shares of the company are issued or sold for a price less than $0.44 per common share the conversion price will be adjusted downward to the price of such issuance. The adjustment to the conversion price is considered a derivative as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in note 15(vi), the fair value of was estimated to be $Nil. Of the total debt issuance costs of $47,975, $10,165 has been allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$872,202
Derivative liability	232,925
$1,105,127

The fair value of the derivative liability was calculated by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 126.9%. The estimated fair value of the derivative liability upon initial recognition was estimated to be CAD$316,151 ($232,925).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

12.	Convertible Debentures (continued)

(i)	(continued)

As at October 31, 2019, the Company estimated the fair value of the derivative liability using the same methodologies as described above and an estimated market interest rate of 20% and a share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660), and the change in the fair value since initial recognition of $121,811 has been included as income in the Company’s statement of loss and comprehensive loss. As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

(ii) During the period ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per share. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per share. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

As at October 31, 2019, the Company estimated the fair value of the derivative liability by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660). As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the activities of GR Unlimited for the years ended October 31, 2019 and October 31, 2018:

	Number of	Member’s
	Common Shares*	Capital
Balance, October 31, 2017	22,432,446	$100
Issued pursuant to conversion of promissory notes	9,159,871	2,152,134
Issued for cash proceeds (ii) and (ix)	4,932,236	1,525,345
Issued to service providers (i) and (xiii)	4,182,320	1,049,595
Issuance costs	-	(25,401)
Balance, October 31, 2018	40,706,873	4,701,773
Issued pursuant to conversion of promissory notes (xii), (xiii) and (xiv)	5,465,877	1,451,400
Issued in connection with Technology License Agreement (xi)	6,600,000	1,574,761
Issued upon exercise of unit purchase Options (xv), (xvi) and (xvii)	4,202,429	1,218,784
Issued pursuant to Subscription Receipts (xviii)	3,771,023	913,698
Balance, October 31, 2019	60,746,202	$9,860,416

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

i)	On November 27, 2017, GR Unlimited issued 300 Incentive Units to an employee of GR Unlimited. Immediately prior to the Transaction, these Incentive Units were exchanged for 150 common units (380,211 common shares of the Company).

ii)	During the year ended October 31, 2018 GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement (the “Units”) at a purchase price of $1,773 per Unit. Under the Agreement GR Unlimited issued 733 Units (4,007,236 common shares of the Company) for total proceeds of $1,300,345. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital (continued)

iii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited (174,079 common shares of the Company).

iv)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the “Entity”), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of GR Unlimited (385,417 common shares of the Company).

v)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

vi)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of GR Unlimited (1,644,188 common shares of the Company).

vii)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of GR Unlimited (4,350,823 common shares of the Company).

viii)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of GR Unlimited (1,585,714 common shares of the Company).

ix)	Between June 13, 2018 and June 15, 2018, GR Unlimited issued 190.8 common units of GR Unlimited for proceeds of $225,000 (925,000 common shares of the Company).

x)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of GR Unlimited (557,151 common shares of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

13.	Members’ Capital (continued)

xi)	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

xii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

xiii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

xiv)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

xv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 1,475,179 common units (1,475,179 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 18(ii).

xvi)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 18(iii).

xvii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company) pursuant to a partial exercise of the unit purchase option disclosed in note 18(i).

xviii)	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

14.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2019, the following share transactions occurred:

i)	In connection with the Transaction disclosed in note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

ii)	In connection with the Transaction disclosed in note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

iii)	In connection with the Transaction disclosed in note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

iv)	In connection with the Transaction disclosed in note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

14.	Share Capital (continued)

iv)	(continued)

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $133,690, $50,508 was allocated to the Grown Rogue Canada shares and $19,871 was allocated to the Grown Rogue Canada Warrants. The remaining $63,311 was expensed as a transaction cost in relation to the Transaction.

v)	In connection with the Transaction disclosed in note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to by $23,860.

vi)	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

vii)	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants

The following table summarizes the warrant activities for the year ended October 31, 2019:

		Weighted
		Average Exercise
	Number	Price
Balance - November 1, 2018	148,722	$7.39
Issued in connection with the Transaction (i, ii, vi, vii)	11,288,149	0.55
Issued pursuant to subscription receipts (iii, iv)	9,964,940	0.55
Issued in connection with convertible debentures (vii)	3,409,091	0.55
Issued to brokers (v)	757,125	0.44
Issued to terminate purchase agreement (viii)	2,148,117	0.44
Expired	(131,539)	(6.52)
Issuance costs	-	-
Balance - October 31, 2019	27,584,605	$0.53

During the year ended October 31, 2019, the Company:

i)	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in note 14(iii). Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $79,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

ii)	Issued 1,675,179 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 17(ii). Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

The fair value of the warrants of $152,798 was charged to contributed surplus and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iii)	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 13(xviii). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iv)	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in note 14(iv). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

* Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

v)	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in note 14(iv). Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $133,690 was accounted for as equity issuance costs with $121,354 and $12,336 allocated against the proceeds of the shares and warrants, respectively. The fair value was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vi)	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in note 12 (ii). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was expensed as transaction costs and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vii)	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $893,646 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

15.	Warrants (continued)

vii)	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in note 12(i). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

viii)	Issued 2,148,117 warrants to finalize a termination agreement (note 27). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, with the remaining 1,288,870 vesting upon certain events relating to the activities of another party in the Michigan cannabis industry.

The fair value of the warrants of $193,438 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.640%
Expected life	4.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

As at October 31, 2019, the following Warrants were issued and outstanding:

		Remaining
	Warrants	Contractual Life
Exercise Price	Outstanding	(Years)	Expiry Date
$14.00	17,183	0.08	November 30, 2019
$0.44	757,125	1.04	November 15, 2020
$0.55	21,253,089	1.04	November 15, 2020
$0.55	3,409,091	1.50	May 1, 2021
$0.44	2,148,177	3.66	June 28, 2023
	27,584,665	1.13

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

16.	Shares to be issued

i)	During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in note 15(xxvi). Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

ii)	During the year ended October 31, 2019, the Company and one of its vendors agreed to settle outstanding accounts payable of $5,136 through the issuance of common shares of the Company. As at October 31, 2019, these shares had yet to be issued.

17.	Unit Purchase Options

i)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	5.5 months
Expected volatility	99	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the year ended October 31, 2019, GR Unlimited issued the common units and warrants pursuant to the exercise of the option.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

17.	Unit Purchase Options (continued)

iii)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	1.710%
Expected life	2.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

18.	Income Taxes

i)	Income Tax Expense

The following table reconciles income taxes calculated at combined United States Federal/state tax rates with the income tax recovery in the consolidated financial statements:

	2019	2018	2017
Income (loss) before income taxes	$(9,476,934)	$(7,509,986)	$(302,397)
Effective income tax rate (%)	27.25	27.60	27.60
Expected income tax recovery	$(2,582,166)	$(2,072,756)	$(83,462)
Loss (income) related to entities taxed as partnerships	-	1,648,189	83,462
Temporary differences related to inventory valuation	(142,025)	(24,262)	-
Temporary differences related to start-up costs	99,029
Temporary differences related to Transaction costs	320,709
Non-deductible expenses	1,059,283	29,378	-
Temporary differences related to cost of goods sold	172,517	245,410	-
Unrealized gain on biological assets	(134,720)	(149,413)	-
Share issuance costs	(13,457)	-	-
Losses and other deductions for which no benefit has been recognized	1,220,830	323,454	-
Income tax expense (recovery)	$-	$-	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

18.	Income Taxes (continued)

ii)	Deferred Taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

	2019	2018
Deferred Tax Assets
Start up costs	$299,259	200,231
Inventory	24,349	48,498
Biological asset fair value adjustment	-	(149,955)
Net operating loss carry-forwards	2,307,529	335,701
Share issuance costs	10,226	-
Transaction costs	331,164	-
Allowance for doubtful accounts	-	29,485
	2,972,527	463,960

Deferred taxes not recognized	(2,972,527)	(463,960)
Net deferred tax assets	$-	$-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and have been offset against deferred income tax liabilities.

As the Company operates in the cannabis industry, it is subject to the limits of United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under United States Internal Revenue Code Section 280E.

Federal and Oregon tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the United States Internal Revenue Code Section 382. The Company does not believe that a change in ownership, as defined by United States Internal Revenue Code Section 382, has occurred but a formal study has not been completed.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

19.	Stock Options

i)	During the period ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the period ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

As at October 31, 2019, the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

		Remaining
	Stock Options	Contractual Life
Exercise Price	Outstanding	(Years)	Expiry Date
$0.44	150,000	2.08	November 30, 2021
$0.44	500,000	2.17	January 1, 2022
	650,000	2.15

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

20.	Changes in Non-cash Working Capital

The changes to the Company’s non-cash working capital for the periods ended October 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Accounts receivable	$98,828	$(221,158)	$(31,750)
Other receivable	20,645	(52,843)	-
Inventory	1,174,678	364,667	(367,518)
Prepaid expenses and other assets	211,982	(136,129)	(43,228)
Accounts payable and accrued liabilities	(887,903)	1,676,027	669,742
Due to employee/director	-	-	104,000
Unearned revenue	35,000	-	-
Interest payable	(135,265)	614,264	154,978
Deferred rent	(6,751)	6,344	24,912
	$511,214	$2,251,172	$511,136

21.	Supplemental Cash Flow Disclosure

	2019	2018	2017
Interest paid	$310,217	$128,042	$7,414
Fair value of common shares and units issued for services	255,360	720,516	-
Fair value of common shares issued as settlement of debt	121,587	500,000	-
Purchase of property and equipment on account	-	-	37,025
Property and equipment acquired through convertible note payable	-	-	139,001
Conversion of notes payable to common units	1,342,400	1,909,134	-
Prepayment of finance lease	-	-	4,712

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

22.	Related Party Transactions

During the year ended October 31, 2019, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $60,500 was included in facility expense for the year ended October 31, 2019 (2018 - $65,000). The Company had $63,000 (October 31, 2018 - $5,500) owing in accounts payable and accrued liabilities at October 31, 2019.

ii)	The Company incurred employee/director fees of $22,000 (2018 - $48,000) with an individual related to the Company’s President and CEO. At October 31, 2019, due to employee/director includes $Nil (October 31, 2018 - $14,000) and accounts payable and accrued liabilities includes $8,000 (October 31, 2018 - $12,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $183,674 (2018 - $239,568) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At October 31, 2019, accounts payable and accrued liabilities includes $6,000 (October 31, 2018 - $25,054) payable to these companies.

iv)	Key management personnel consists of the President and CEO; the CSO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the periods ended October 31, 2019 and 2018 is as follows:

	2019	2018
Salaries and consulting fees	$408,500	$533,568
Share-based compensation	$118,840	$-

Accounts payable and accrued liabilities at October 31, 2019 includes $90,000 (October 31, 2018 - $94,000) and due to employee/directors includes $Nil (October 31, 2018 - $90,000) payable to these parties.

Additional related party transactions are disclosed in notes 10(iii), 10(iv), 11(vi), 11(x), 13(vi) and 13(vii)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments

Market Risk

i)	Currency Risk

As at October 31, 2019, the Company has accounts payable of CAD$564,663, accrued liabilities of CAD$100,435 and convertible debentures of CAD$3,000,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

ii)	Interest Rate Risk

At October 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

iii)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $174,114 (October 31, 2018 - $1,079,551) as at October 31, 2019. The allowance for doubtful accounts at October 31, 2019 is $129,131 (October 31, 2018 - $106,443).

As at October 31, 2019 and October 31, 2018, the Company’s trade accounts receivable were aged as follows:

	October 31, 2019	October 31, 2018
Current	$51,672	$129,157
1-30 days	500	114,821
31 days- older	176,147	115,373
Allowance for doubtful accounts	(129,131)	(106,443)
	$99,188	$252,908

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

iii)	Credit Risk (continued)

The change in the provision for expected credit losses is as follows:

	October 31, 2019	October 31, 2018
Balance, beginning of year	$106,443	$-
Additional allowance	121,793	111,528
Amounts collected	(66,902)
Amounts used	(32,203)	(5,085)
Balance, end of year	$129,131	$106,443

iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. At October 31, 2019, the Company has current assets of $1,432,962 (October 31, 2018 - $2,869,694) and current liabilities of $4,142,489 (October 31, 2018 - $3,321,239), which resulted in working deficit of $2,709,527 (October 31, 2018 - working capital deficit of $451,545). At October 31, 2019 the Company had cash of $74,926.

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3
Accounts payable and accrued liabilities	$1,526,855	$180,799
Current portion of long-term debt	150,000	-
Convertible debentures	1,995,609	-
Unearned revenue	35,000	-
Interest payable	55,829	-
Deferred rent	-	24,505
Finance leases payable	129,876	12,329
Derivative liabilities	249,320	-
	$4,142,489	$217,633

v)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

23.	Financial Instruments (continued)

vi)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at October 31, 2019 are summarized in the following table:

Financial Assets	Amortized cost	FVTPL	Total

Cash and cash equivalents	$74,926	$-	$74,926
Accounts receivable, net	99,188	-	99,188
Other receivable	35,235	-	35,235

Financial Liabilities

Accounts payable and accrued liabilities	$1,707,654	$-	$1,707,654
Finance lease payable	142,205	-	142,205
Convertible debentures	1,995,609	-	1,995,609
Short-term debt	150,000	-	150,000
Interest payable	55,829	-	55,829
Derivative liabilities	-	249,320	249,320

During the period ended October 31, 2019 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

24.	General and Administrative Expenses

General and administrative expenses for the years ended October 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Bad debt	$54,892	$113,028	$-
Bank fees and foreign exchange	87,621	17,270	2,156
Business license and fees	42,930	35,904	19,362
Commissions	-	-	4,133
Consultants	-	-	9,088
Facility expense	184,774	215,922	123,703
Insurance	10,309	9,194	-
Investor relations	127,248	-	-
Legal and professional	1,550,316	898,599	525,810
Marketing and promotion	209,470	302,401	90,673
Miscellaneous	89,036	56,491	-
Office expense	83,509	36,535	30,845
Repairs and maintenance	18,702	4,243	-
Research and development	28,250	5,233	-
Salaries and benefits	1,938,022	791,518	200,274
Supplies	27,711	11,748	-
Travel	185,570	159,848	43,611
Utilities	22,315	49,952	-
	$4,660,675	$2,707,886	$1,049,655

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

25.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

26.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount

2020	$144,412
2021	$12,880

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

26.	Commitments (continued)

b)	During the period ended October 31, 2019, the Company entered into a letter of intent (the Agreement”) with another party whose assets include the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a one-time payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational build-out of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in top-line revenue.

The completion of the terms of the Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level. Subsequent to the year ended October 31, 2019, the Company decided to terminate this agreement.

27.	Acquisition Costs

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in note 15(viii). The fair value of the vested warrants of $77,014 has been expensed as an acquisition cost in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

28.	Geographical Information

Geographical information relating to the Company’s activities is as follows:

	Revenue
	Year ended October 31,
	2019	2018
United States	$3,924,983	$1,932,128
Canada	—	—
	$3,924,983	$1,932,128

	Long-Term Assets
	Year ended October 31,
	2019	2018
United States	$1,499,514	$2,496,574
Canada	—	—
	$1,499,514	$2,496,574

(1)	Includes: Plant and equipment

29.	Non-Controlling Interests

The changes to the non-controlling interest for the years ended October 31, 2019 and 2018 are as follows:

	October 31, 2019	October 31, 2018
Balance, beginning of year	$-	$-
Net assets contributed	196,250
Non-controlling interest’s 40% share of GRD
Cali, LLC	(153,762)	-
Non-controlling interest’s 40% share of Idalia,
LLC	(22,950)	-
Balance, end of year	$19,538	$-

The following is summarized financial information for GRD Cali, LLC:

	October 31, 2019	October 31, 2018
Current assets	$93,460	$-
Long-term assets	$41,642	$-
Current liabilities	$25,801	$-
Advances from parent	$73,705	$-
Net Loss for the year	$384,404	$-

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2019 and 2018

Expressed in United States Dollars

29.	Non-Controlling Interests

The following is summarized financial information for Idalia, LLC:

	October 31, 2019	October 31, 2018
Current assets	$-	$-
Long-term assets	$13,248	$-
Current liabilities	$-	$-
Advances from parent	$-	$-
Net Loss for the year	$57,376	$-

30.	Subsequent Events

Subsequent to the period ended October 31, 2019, the Company

a)	Issued a total of 1,058,750 common shares to certain directors, officers, and consultants of the Company as compensation for services previously provided to the Company. The shares were issued at a deemed price of $0.21 per share and are subject to a four month hold period. Insiders of the Company received an aggregate of 1,015,000 common shares of the Company.

b)	Entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

(i)	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option. As of the date of these financial statements, the Company had made the required payment but had yet to issue the common shares.

(ii)	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

(iii)	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

(iv)	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

c)	Received a binding commitment to invest up to CAD$1,500,000 in a non-brokered private placement offering of units ( the “Units”) with each Unit comprising one common share of the Company and one common share purchase warrant (the “Warrants”). Each warrant entitles the holder to purchase one common share of the Company at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the warrants to thirty days following written notice to the holder if the common shares of the Company close at or above CAD$0.25 per share for a period of ten consecutive trading days on the Canadian Securities Exchange. As of the date of these financial statements, the Company has issued 5,000,000 Units for gross proceeds of CAD$500,000.

d)	Entered into a subscription agreement to issue 15,000,000 common shares of the Company in exchange for 2,362,204 common shares of Cannabis Growth Opportunity Corporation at a deemed exchange price of approximately CAD $1,500,000.